SEC FILE NUMBER
814-00735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Separate summarized consolidated financial information of Katonah Debt Advisors, L.L.C. and related affiliates controlled by the registrant to the extent required by Rules 10-01, 4-08(g) and 1-02(bb) of Regulation S-X to be included in Part I, Item 1 of Form 10-Q, and the exhibits required by Item 601(b)(32) of Regulation S-K to be included in Part II, Item 6 of Form 10-Q.

PART I — REGISTRANT INFORMATION

Kohlberg Capital Corporation
Full Name of Registrant

________________________
Former Name if Applicable

295 Madison Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on November 9, 2011, Kohlberg Capital Corporation (the “Company”) is evaluating whether, in accordance with Rules 3-09, 10-01, 4-08(g) and 1-02(bb) of Regulation S-X promulgated by the Securities and Exchange Commission (“Regulation S-X”), separate financial statements of its wholly-owned portfolio company, Katonah Debt Advisors, L.L.C. and related affiliates controlled by the Company (collectively, “KDA”), are required to be filed with respect the fiscal year ended December 31, 2010 and separate summarized financial information of KDA is required to be filed with respect to the quarterly periods in fiscal 2011, including the quarterly period ended September 30, 2011.  Because the evaluation requires the Company to perform the tests specified in Rule 1-02(w) of Regulation S-X using amounts determined under U.S. Generally Accepted Accounting Principles, the Company is required, in accordance with Accounting Standards Codification Topic 810 – Consolidation, to prepare financial statements of KDA for the fiscal year ended December 31, 2010 on a consolidated basis that includes the assets and liabilities of the collateralized loan obligation funds (“CLO Funds”) managed by KDA in order to perform the tests necessary to determine whether separate financial statements and separate summarized financial information of KDA are required to be filed and, if so, whether any of such financial statements are required to be audited.  As a result, significant work is required in order for the Company to make a final determination of the applicability of the requirements of Rules 3-09, 10-01, 4-08(g) and 1-02(bb) of Regulation S-X to KDA.  At this time, the evaluation has not been completed and is ongoing, and the Company has not reached any final conclusions. However, the Company believes that it is likely that at least one of the conditions specified in Rule 1-02(w) of Regulation S-X will be met at the 20% level once the financial statements of KDA reflect the consolidation of the assets and liabilities of the CLO Funds managed by KDA.  Consequently, the Company expects to be required to file separate financial statements of KDA in accordance with Rule 3-09 of Regulation S-X and separate summarized financial information of KDA in accordance with Rules 10-01, 4-08(g) and 1-02(bb) of Regulation S-X.  Notwithstanding the foregoing, the Company expects that the inclusion of such separate financial statements and summarized financial information of KDA will not result in any restatement to the previously reported financial results of the Company.

Because the preparation of KDA’s consolidated financial statements for the fiscal year ended December 31, 2010 and the three and nine months ended September 30, 2011 and the related review and audit work to be completed by the Company’s independent registered public accounting firm has not been completed, it is not possible for the Company to include the separate summarized financial information of KDA on a consolidated basis with the CLO Funds managed by KDA specified in Rule 10-01, 4-08(g) and 1-02(bb) of Regulation S-X in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 by the due date of November 9, 2011 without unreasonable effort or expense.  In addition, due to the omission of such separate summarized financial information of KDA in such Quarterly Report on Form 10-Q, the Company’s principal executive officer and principal financial officer are unable to provide the certifications required by Item 601(b)(32) of Regulation S-K with such Quarterly Report on Form 10-Q.  The Company plans to file an amendment to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 to include such separate summarized financial information of KDA as well as the exhibits required by Item 601(b)(32) of Regulation S-K as soon as practicable, but does not expect such filing to occur on or before the fifth calendar day following its original due date.  The Company is not yet able to estimate when it will be able to file such amendment to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael I. Wirth	(212)	455-8300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kohlberg Capital Corporation
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By	/s/ Michael I. Wirth
Date	November 9, 2011		Michael I. Wirth